UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

MACK-CALI REALTY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

554489 10 4

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554489 10 4

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The Mack Group

William L. Mack
Earle I. Mack
Mitchell E. Hersh
David S. Mack
Fredric Mack
Richard Mack
Stephen Mack
William L. Mack, as Trustee for the William and Phyllis Mack Foundation, Inc.
William L. Mack, as Trustee for the William L. Mack Grantor Retained Annuity Trust
David S. Mack, as Trustee for The David and Sondra Mack Foundation
Earle I. Mack, as Trustee for the Earle I. Mack Foundation Inc.
Robert Reiner, as Trustee for the Earle I. Mack Family Trust II
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,912,109

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,912,109

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,912,109*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.44%

12.	Type of Reporting Person (See Instructions) OO

* See Response to Item 4.

Item 1.
	(a)	Name of Issuer Mack-Cali Realty Corporation
	(b)	Address of Issuer’s Principal Executive Offices 343 Thornall Street, Edison, New Jersey 08837

Item 2.
	(a)	Name of Person Filing The Mack Group
	(b)	Address of Principal Business Office or, if none, Residence 343 Thornall Street, Edison, New Jersey 08837
	(c)	Citizenship Each member of The Mack Group is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 554489 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 8,912,109*

* William L. Mack, a member of the Mack Group, is a trustee of the William and Phyllis Mack Foundation, Inc., a charitable foundation that owns 100,000 reported shares.  Earle I. Mack, a member of The Mack Group, is a trustee of the Earle I. Mack Foundation Inc., a charitable foundation that owns 45,000 reported shares.  David S. Mack, a member of the Mack Group, is a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 175,000 reported shares.  William L. Mack, David S. Mack and Earle I. Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.

(b) Percent of class: 12.44%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 8,912,109
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 8,912,109

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	/s/ William L. Mack
William L. Mack

Dated: February 14, 2007	/s/ Earle I. Mack
Earle I. Mack

Dated: February 14, 2007	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 14, 2007	/s/ David S. Mack
David S. Mack

Dated: February 14, 2007	/s/ Fredric Mack
Fredric Mack

Dated: February 14, 2007	/s/ Richard Mack
Richard Mack

Dated: February 14, 2007	/s/ Stephen Mack
Stephen Mack

Dated: February 14, 2007	/s/ William L. Mack
William L. Mack, as Trustee for The
William and Phyllis Mack Foundation, Inc.

Dated: February 14, 2007	/s/ William L. Mack
William L. Mack, as Trustee for The
William L. Mack Grantor Retained Annuity Trust

Dated: February 14, 2007	/s/ David S. Mack
David S. Mack, as Trustee for The
David and Sondra Mack Foundation

Dated: February 14, 2007	/s/ Earle I. Mack
Earle I. Mack, as Trustee for the
Earle I. Mack Foundation Inc.

Dated: February 12, 2007	/s/ Robert Reiner
Robert Reiner, as Trustee for the
Earle I. Mack Family Trust II

Dated: February 14, 2007	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Richard Mack

Dated: February 14, 2007	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Stephen Mack

Exhibit A

THE MACK GROUP

NAME	NUMBER OF SHARES BENEFICIALLY OWNED(1)

William L. Mack	315,170

Earle I. Mack	1,827,265

Mitchell E. Hersh	307,708

David S. Mack	1,939,347

Fredric Mack	912,159

Richard Mack	106,128

Stephen Mack	106,129

William L. Mack, as Trustee for The William and Phyllis Mack Foundation, Inc.	100,000	(2)

William L. Mack, as Trustee for the William L. Mack Grantor Retained Annuity Trust	2,064,844

David S. Mack, as Trustee for The David and Sondra Mack Foundation	175,000	(2)

Earle I. Mack, as Trustee for the Earle I. Mack Foundation Inc.	45,000	(2)

Robert Reiner, as Trustee for the Earle I. Mack Family Trust II	179,589

Phyllis Mack, as Trustee for Trust f/b/o Richard Mack	416,885

Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack	416,885

TOTAL	8,912,109	(2)

(1)  Includes shares of Common Stock, restricted shares of Common Stock (vested and unvested), limited partnership units redeemable for shares of Common Stock and vested options to purchase shares of Common Stock.

(2)  William L. Mack, a member of the Mack Group, is a trustee of the William and Phyllis Mack Foundation, Inc., a charitable foundation that owns 100,000 shares.  Earle I. Mack, a member of The Mack Group, is a trustee of the Earle I. Mack Foundation Inc., a charitable foundation that owns 45,000 reported shares.  David S. Mack, a member of the Mack Group, is a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 175,000 reported shares.  William L. Mack, David S. Mack and Earle I. Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Mack-Cali Realty Corporation.

Dated: February 14, 2007	/s/ William L. Mack
William L. Mack

Dated: February 14, 2007	/s/ Earle I. Mack
Earle I. Mack

Dated: February 14, 2007	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 14, 2007	/s/ David S. Mack
David S. Mack

Dated: February 14, 2007	/s/ Fredric Mack
Fredric Mack

Dated: February 14, 2007	/s/ Richard Mack
Richard Mack

Dated: February 14, 2007	/s/ Stephen Mack
Stephen Mack

Dated: February 14, 2007	/s/ William L. Mack
William L. Mack, as Trustee for The
William and Phyllis Mack Foundation, Inc.

Dated: February 14, 2007	/s/ William L. Mack
William L. Mack, as Trustee for The
William L. Mack Grantor Retained Annuity Trust

Dated: February 14, 2007	/s/ David S. Mack
David S. Mack, as Trustee for The
David and Sondra Mack Foundation

Dated: February 14, 2007	/s/ Earle I. Mack
Earle I. Mack, as Trustee for the
Earle I. Mack Foundation Inc.

Dated: February 12, 2007	/s/ Robert Reiner
Robert Reiner, as Trustee for the
Earle I. Mack Family Trust II

Dated: February 14, 2007	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Richard Mack

Dated: February 14, 2007	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Stephen Mack